UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information

Jan-Mar/2020

—

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively. The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for Jan-Mar/2020 onwards are estimates or targets. In addition, this presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of Adjusted EBITDA, Adjusted EBITDA from Continuing operations, LTM Adjusted EBITDA, LTM Adjusted EBITDA from Continuing operations, LTM Adjusted EBITDA from Discontinued operations, Net Debt and Gross Debt in the Glossary and their reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Consolidated Debt and Foreign Exchange Translation Effects on Results of Operations sections.

TABLE OF CONTENTS

CONSOLIDATED RESULTS	4
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	6
Net finance income (expense)	6
Income tax expenses	7
Net Income attributable to shareholders of Petrobras	7
CAPITAL EXPENDITURES (CAPEX)	8
LIQUIDITY AND CAPITAL RESOURCES	9
CONSOLIDATED DEBT	10
RECONCILIATION OF LTM ADJUSTED EBITDA AND GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	11
LTM Adjusted EBITDA	12
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	13
RESULTS BY OPERATING BUSINESS SEGMENTS	14
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Power	17

GLOSSARY	18

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period.

Key Financial Information

US$ million	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*	Change (%)
Sales revenues	17,143	18,803	(8.8)
Cost of Sales	(9,879)	(12,213)	19.1
Gross profit	7,264	6,590	10.2
Income (expenses)	(15,691)	(2,999)	(423.2)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(9,715)	1,070	(1,007.9)
Net cash provided by operating activities	7,777	4,709	65.2
Adjusted EBITDA	8,581	7,294	17.6
Average Brent crude (US$/bbl)	50.26	63.20	(20.5)
Average Crude Oil sales price (US$/bbl)	49.96	59.05	(15.4)
Average Domestic basic oil products price (US$/bbl)	65.06	73.65	(11.7)

* Reclassified to reflect discontinued operation.

US$ million	03.31.2020	12.31.2019	Change (%)
Gross debt	89,237	87,121	2.4
Net debt	73,131	78,861	(7.3)
Gross Debt/LTM Adjusted EBITDA ratio	2.63	2.66	(1.1)
Net Debt/LTM Adjusted EBITDA ratio	2.15	2.41	(10.8)

Sales Revenues

US$ million	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*	Change (%)
Diesel	4,086	5,419	(24.6)
Gasoline	1,899	2,347	(19.1)
Liquefied petroleum gas (LPG)	902	1,010	(10.7)
Jet fuel	850	978	(13.1)
Naphtha	672	420	60.0
Fuel oil (including bunker fuel)	266	286	(7.0)
Other oil products	692	835	(17.1)
Subtotal Oil Products	9,367	11,295	(17.1)
Natural gas	1,211	1,516	(20.1)
Renewables and nitrogen products	26	79	(67.1)
Revenues from non-exercised rights	91	165	(44.8)
Electricity	292	497	(41.2)
Services, agency and others	159	329	(51.7)
Total domestic market	11,146	13,881	(19.7)
Exports	5,620	3,857	45.7
Sales abroad (**)	377	1,065	(64.6)
Total foreign market	5,997	4,922	21.8
Total	17,143	18,803	(8.8)

* Reclassified to reflect discontinued operation.

** Sales revenues from operations outside of Brazil, including trading and excluding exports.

Sales revenues were US$ 17,143 million for the period Jan-Mar/2020, a 8.8% decrease (US$ 1,660 million) when compared to US$ 18,803 million for the period Jan-Mar/2019, mainly due to:

•	Decrease in domestic revenues (US$ 2,735 million), mainly as a result of:
(i)

Decrease in oil products revenues (US$ 1,928 million) due to the 20% drop in Brent prices and to the lower sales volume of diesel and gasoline (mainly due to higher imports by other players and due to the impacts of the social distancing measures implemented in response to the COVID-19 pandemic at the end of March).

(ii)

Lower electricity revenues due to better hydrologic conditions and lower volume, since electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS).

•

Decreased revenues from operations abroad (US$ 688 million) mainly due to the disposal of Pasadena Refinery, to the sale of E&P assets of PAI and the distribution companies in Paraguay, which occurred in 2019.

These decreases were partially compensated by increased export revenues (US$ 1,763 million), mainly driven by higher crude oil export volumes, following increased domestic crude oil production, and by higher oil products export volumes, mainly fuel oil.

Cost of Sales

US$ million	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*	Change (%)
Raw material, products for resale, materials and third-party services **	(4,438)	(5,983)	25.8
Depreciation, depletion and amortization	(2,895)	(2,992)	3.2
Production taxes	(1,846)	(2,398)	23.0
Employee compensation	(700)	(840)	16.7
Total	(9,879)	(12,213)	19.1

* Reclassified to reflect discontinued operation.

** It includes short-term leases and inventory turnover.

Cost of sales was US$ 9,879 million for the period Jan-Mar/2020, a 19.1% decrease (US$ 2,334 million) when compared to US$ 12,213 million for the period Jan-Mar/2019, mainly due to

•	Lower production taxes costs due to lower average oil price;
•	Lower crude oil production costs mainly due to a higher participation of pre-salt production compared to total oil production, and to the depreciation of the Brazilian real;
•	Lower import volumes of oil -products as a result of the decrease in domestic demand;
•	Lower cost of natural gas imports, mainly LNG; and
•	Lower costs from operations abroad, following the disposal of E&P assets of PAI, the sale of distribution companies in Paraguay and the disposal of Pasadena Refinery.

Income (Expenses)

US$ million	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*	Change (%)
Selling expenses	(1,335)	(903)	(47.8)
General and administrative expenses	(411)	(564)	27.1
Exploration costs	(104)	(174)	40.2
Research and development expenses	(95)	(138)	31.2
Other taxes	(118)	(93)	(26.9)
Impairment of assets	(13,371)	7	(191,114.3)
Other income and expenses, net	(257)	(1,134)	77.3
Total	(15,691)	(2,999)	(423.2)

* Reclassified to reflect discontinued operation.

Selling expenses were US$ 1,335 million for the period Jan-Mar/2020, a 47.8% increase (US$ 432 million) compared to US$ 903 million for the period Jan-Mar/2019, mainly due to higher transportation charges, due to the payment of tariffs for the use of third party gas pipelines, following the sale of Transportadora Associada de Gás SA - TAG in June 2019 and also by increased oil product and crude oil export volumes.

General and administrative expenses were US$ 411 million for the period Jan-Mar/2020, a 27.1% decrease (US$ 153 million) compared to US$ 564 million for the period Jan-Mar/2019, mainly from lower employee expenses due to reduction of headcount.

Impairment of assets represented a US$ 13,371 million loss for the period Jan-Mar/2020, a 191,114% increase (US$ 13,378 million) compared to a US$ 7 million reversal for the period Jan-Mar/2019, mainly due to revision in the assumption of long-term Brent price from 65 US$/bbl to 50 US$/bbl. Moreover, 62 shallow waters production platforms were mothballed.

Other income and expenses totaled US$ 257 million in expenses for the period Jan-Mar/2020, an US$ 877 million decrease compared to the US$ 1,134 million in expenses for the period Jan-Mar/2019, mainly due to:

•	a US$ 448 reduction in expenses relating to hedges on trading transactions (a US$ 223 million gain for the period Jan-Mar/2020 compared to a US$ 225 loss for the period Jan-Mar/2019); and
•	a US$ 304 reduction in legal, administrative and arbitration proceedings expenses (a US$ 50 loss for the period Jan-Mar/2020 compared to a US$ 354 loss for the period Jan-Mar/2019).

Net finance income (expense)

Net finance income (expense) (US$ million)	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*	Change (%)
Finance income	174	257	(32.3)
Income from investments and marketable securities (Government Bonds)	67	125	(46.4)
Discount and premium on repurchase of debt securities	1	2	(50.0)
Other income, net	106	130	(18.5)
Finance expenses	(1,622)	(1,777)	8.7
Interest on finance debt	(1,008)	(1,314)	23.3
Unwinding of discount on lease liabilities	(342)	(333)	(2.7)
Discount and premium on repurchase of debt securities	(260)	(184)	(41.3)
Capitalized borrowing costs	279	346	(19.4)
Unwinding of discount on the provision for decommissioning costs	(192)	(209)	8.1
Other finance expenses and income, net	(99)	(83)	(19.3)
Foreign exchange gains (losses) and indexation charges	(3,103)	(715)	(334.0)
Foreign Exchange	(1,767)	(19)	(9,200.0)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(1,400)	(755)	(85.4)
Other foreign exchange gains (losses) and indexation charges, net	64	59	8.5
Total	(4,551)	(2,235)	(103.6)

* Reclassified to reflect discontinued operation.

1

Net finance expense was US$ 4,551 million for the period Jan-Mar/2020, a 103.6% increase (US$ 2,316 million) compared to the expense of US$ 2,235 million for the period Jan-Mar/2020, mainly due to:

•	Higher net finance expenses (US$ 2,316 million), mainly due to higher expenses with foreign exchange and indexation charges (US$ 2,388 million) primarily related to:
	(i)	higher foreign exchange variation expenses associated with the net liability exposure in US dollars; and
(ii)

reclassification of cash flow hedging amounts from shareholders’ equity to the statement of income, mainly reflecting exports designated for hedge relationships no longer expected to occur from April to December, 2020.

Income tax expenses

Income tax presented a net gain of US$ 3,300 million for the period Jan-Mar/2020, a US$ 3,789 increase compared to a US$ 489 million expense for the period Jan-Mar/2019, mainly due to the loss in the quarter compared to a profit in the comparative period.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras presented a US$ 9,715 million loss for the period Jan-Mar/2020, a US$ 10,974 million decrease compared to a US$ 1,070 profit for the period Jan-Mar/2019, mainly due to the US$ 13,371 impairment losses arising from the revision of our long-term Brent prices projections.

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Mar/2020	Jan-Mar/2019	Change (%)
Exploration and Production	2,145	1,957	9.6
Refining,Transportation & Marketing	171	212	(19.3)
Gas and Power	86	92	(6.5)
Corporate and other businesses*	37	73	(49.3)
Total	2,439	2,333	4.5

   * It includes distribution segment for Jan-Mar/2019, which was discontinued in July 2019.

In Jan-Mar/2020, CAPEX totaled US$ 2,439 million, 6.1% higher than Jan-Mar/2019.

We invested a total of US$ 2,439 million in the period Jan-Mar/2020, of which 87.9% was in E&P business, a 6.1% increase when compared to our Capital Expenditures of US$ 2,298 million in the period Jan-Mar/2019. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward the most profitable investment projects relating to oil and gas production.

In Jan-Mar/2020, investments in the Exploration and Production segment totaled US$ 2.1 billion, mainly concentrated on: (i) the development of ultra deep water production in the Santos Basin pre-salt complex (US$ 1.0 billion); (ii) exploratory investments in the pre and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep water (US$ 0.1 billion).

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2020	Jan-Mar/2019 (Reclassified)*
Adjusted cash and cash equivalents at the beginning of period	8,265	14,982
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(888)	(1,083)
Cash and cash equivalents at the beginning of period	7,377	13,899
Net cash provided by operating activities	7,777	4,709
Net cash provided by operating activities from continuing operations	7,777	4,421
Net cash provided by operating activities - discontinued operations	-	288
Net cash used in investing activities	(1,481)	(1,192)
Net cash used in investing activities from continuing operations	(1,481)	(1,178)
Acquisition of PP&E and intangibles assets and investments in investees	(1,866)	(1,577)
Proceeds from disposal of assets (Divestments)	281	312
Dividends received	44	113
Divestment (Investment) in marketable securities	60	(26)
Net cash used in investing activities - discontinued operations	-	(14)
(=) Net cash provided by operating and investing activities	6,296	3,517
Net cash provided by (used) in financing activities from continuing operations	2,132	(7,971)
Net financings	4,702	(7,038)
Proceeds from financing	10,173	4,237
Repayments	(5,471)	(11,275)
Repayment of lease liability	(1,523)	(870)
Dividends paid to shareholders of Petrobras	(1,020)	-
Dividends paid to non-controlling interest	(8)	-
Investments by non-controlling interest	(19)	(63)
Net cash used in financing activities - discontinued operations	-	(63)
Net cash provided by (used) in financing activities	2,132	(8,034)
Effect of exchange rate changes on cash and cash equivalents	(337)	(21)
Cash and cash equivalents at the end of period	15,468	9,361
Government bonds and time deposits with maturities of more than 3 months at the end of period	644	1,121
Adjusted cash and cash equivalents at the end of period	16,112	10,482
Reconciliation of Free Cash Flow
Net cash provided by operating activities	7,777	4,709
Acquisition of PP&E and intangibles assets and investments in investees	(1,866)	(1,577)
Free cash flow	5,911	3,132

* Reclassified to reflect discontinued operation.

As of March 31, 2020, the balance of cash and cash equivalents was US$ 15,468 million and adjusted cash and cash equivalents totaled US$ 16,112 million. Our goal is to adopt measures to preserve cash during this crisis.

The three-month period ended March 31, 2020 was marked by net cash provided by operating activities of US$ 7,777 million, proceeds from disposal of assets (divestments) of US$ 281 million and proceeds from financing of US$ 10,173 million. Those resources were allocated to debt prepayments and to amortizations of principal and interest due in the period of US$ 5,471 million, repayment of lease liability of US$ 1,523 million and to acquisition of PP&E and intangibles assets and investments in investees of US$ 1,866 million.

In the three-month period ended March 31, 2020, proceeds from financing amounted to US$ 10,173 million, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 1,960 million, and (ii) draw down of revolving credit lines, in the amount of US$ 8,010 million.

The Company repaid several finance debts, in the amount of US$ 5,471 million, notably: (i) pre-payment of banking loans in the domestic and international market totaling US$ 2,248 million; and (ii) US$ 1,386 million relating to repurchase of bonds previously issued by the Company in the open market, with net premium paid to bond holders amounting to US$ 260 million.

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,340 million.

CONSOLIDATED DEBT

Debt (US$ million)	03.31.2020	12.31.2019	Change (%)
Finance debt	66,702	63,260	5.4
Capital Markets	33,329	35,944	(7.3)
Banking Market	27,956	21,877	27.8
Development banks	1,497	1,967	(23.9)
Export Credit Agencies	3,683	3,233	13.9
Others	237	239	(0.8)
Lease liabilities	22,535	23,861	(5.6)
Gross Debt	89,237	87,121	2.4
Adjusted cash and cash equivalents	16,106	8,260	95.0
Net debt	73,131	78,861	(7.3)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	62%	52%	19
Average interest rate (% p.a.)	5.6	5.9	(5.1)
Weighted average maturity of outstanding debt (years)	9.74	10.80	(9.8)

The unprecedented event of the COVID-19 pandemic, with its effect on oil prices and economic activity encouraged us to take several measures to preserve our cash position. One of the most important action was to draw down the Revolving Credit Facilities, that we had signed with several banks, in order to have an increase in available funds during this period of crisis.

In addition, liability management helped the average interest rate to be reduced to 5.6% as of March 31, 2020, from 5.9% as of December 31, 2019. The average maturity of outstanding debt as of March 31, 2020 is 9.74 years compared to 10.80 years as of December 31, 2019.

Despite the crisis, deleveraging still is a priority for Petrobras. In April, the Board of Directors approved the revision of the top metrics included in the 2020-2024 Strategic Plan and the net debt/adjusted EBITDA indicator was replaced by the gross debt. The target for 2020 is US$ 87 billion, the same level of the end of 2019. It is important to highlight that the company continues to pursue the reduction of gross debt to US$ 60 billion, in line with our dividend policy.

Gross debt increased 2.4% (US$ 2,116 million) due to proceeds from financing of US$ 10,173 million, mainly with the draw down of our Revolving Credit Facilities (US$ 8,010 million), offset by the repayment of debt (US$ 5,471 million) and lower lease liabilities.

RECONCILIATION OF LTM ADJUSTED EBITDA AND GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the statement of income and results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), represents an alternative to the company's operating cash generation. This measure is used to calculate the metric Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA from continuing operations, Adjusted EBITDA, LTM adjusted EBITDA, LTM Adjusted EBITDA from continuing operations, LTM Adjusted EBITDA from discontinued operations, Net debt, Gross debt, Gross debt/LTM Adjusted EBITDA and Net debt/LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

US$ million	Jan-Mar/20	Jan-Mar/19 (Reclassified)*	Change (%)
Net income (loss)	(9,976)	1,125	(986.8)
Net finance income (expense)	4,551	2,235	103.6
Income taxes	(3,300)	489	(774.8)
Depreciation, depletion and amortization	3,543	3,682	(3.8)
EBITDA	(5,182)	7,531	(168.8)
Results in equity-accounted investments	298	(131)	327.5
Impairment	13,371	(7)	191,114.3
Reclassification of cumulative translation adjustment - CTA	-	34	(100.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	94	(183)	151.4
Foreign exchange gains or losses on provisions for legal proceedings	-	15	(100.0)
Net income from discontinued operations for the period	-	(127)	(100.0)
Adjusted EBITDA from continuing operations	8,581	7,132	20.3
Net income from discontinued operations for the period	-	127	(100.0)
Net finance income (expense) from discontinued operations	-	(72)	(100.0)
Income taxes from discontinued operations	-	75	(100.0)
Depreciation, depletion and amortization from discontinued operations	-	34	(100.0)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	-	(2)	(100.0)
Adjusted EBITDA	8,581	7,294	17.6

* Reclassified to reflect discontinued operation.

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	03.31.2020	12.31.2019	2Q-2019	3Q-2019	4Q-2019	1Q-2020
Net income (loss)	(738)	10,363	4,935	2,228	2,075	(9,976)
Net finance income (expenses)	11,080	8,764	2,187	2,740	1,602	4,551
Income taxes	411	4,200	2,960	992	(241)	(3,300)
Depreciation, depletion and amortization	14,697	14,836	3,747	3,776	3,631	3,543
EBITDA	25,450	38,163	13,829	9,736	7,067	(5,182)
Results in equity-accounted investments	276	(153)	(120)	(112)	210	298
Impairment	16,226	2,848	27	607	2,221	13,371
Reclassification of cumulative translation adjustment - CTA	−	34	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(5,769)	(6,046)	(5,405)	162	(620)	94
Foreign exchange gains or losses on provisions for legal proceedings	105	120	(36)	141	−	−
Net income from discontinued operations for the period	(2,433)	(2,560)	(77)	(2,356)	−	−
Adjusted EBITDA from continuing operations	33,855	32,406	8,218	8,178	8,878	8,581
Net income from discontinued operations for the period	2,433	2,560	77	2,356	−	−
Net finance income (expense) from discontinued operations	(67)	(139)	(48)	(19)	−	−
Income taxes from discontinued operations	1,282	1,357	47	1,235	−	−
Depreciation, depletion and amortization from discontinued operations	43	77	33	10	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control from discontinued operations	(3,552)	(3,554)	(1)	(3,551)	−	−
Adjusted EBITDA	33,994	32,707	8,326	8,209	8,878	8,581
Income taxes	(411)	(4,200)	(2,960)	(992)	241	3,300
Allowance (reversals) for impairment of trade and others receivables	159	87	13	31	18	97
Trade and other receivables, net	2,177	2,233	26	1,720	(542)	973
Inventories	(194)	(281)	(976)	751	(415)	446
Trade payables	(1,207)	(989)	(231)	58	(204)	(830)
Deferred income taxes, net	(540)	2,798	1,816	1,183	(69)	(3,470)
Taxes payable	(2,556)	(2,105)	766	(2,434)	(81)	(807)
Others	(2,686)	(4,650)	(1,551)	(256)	(366)	(513)
Net cash provided by operating activities -OCF	28,736	25,600	5,229	8,270	7,460	7,777
Net cash provided by operating activities from continuing operations	28,701	25,277	5,261	8,203	7,460	7,777
Net cash provided by operating activities from discontinued operations	35	323	(32)	67	−	−

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because gross debt became a top metric of the Company in April 2020.

The following table presents the reconciliation for those metrics to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	03.31.2020	12.31.2019
Cash and cash equivalents	15,462	7,372
Government securities and time deposits (maturity of more than three months)	644	888
Adjusted cash and cash equivalents	16,106	8,260
Current and non-current debt - Gross Debt	89,237	87,121
Net debt	73,131	78,861
Net cash provided by operating activities from continuing operations	28,701	25,277
Net cash provided by operating activities from discontinued operations	35	323
Net cash provided by operating activities -LTM OCF	28,736	25,600
Income taxes	(411)	(4,200)
Allowance (reversals) for impairment of trade and other receivables	159	87
Trade and other receivables, net	2,177	2,233
Inventories	(194)	(281)
Trade payables	(1,207)	(989)
Deferred income taxes, net	(540)	2,798
Taxes payable	(2,556)	(2,105)
Others	(2,686)	(4,650)
LTM Adjusted EBITDA	33,994	32,707
LTM Adjusted EBITDA from continuing operations	33,855	32,406
LTM Adjusted EBITDA from discontinued operations	139	301
Gross debt net of cash and cash equivalents/LTM OCF ratio	2.57	3.12
Gross debt/ LTM Adjusted EBITDA ratio	2.63	2.66
Net debt/ LTM Adjusted EBITDA ratio	2.15	2.41

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/20	Jan-Mar/19	Change (%)
Sales revenues	10,877	11,384	(4.5)
Gross profit	4,970	4,580	8.5
Income (Expenses)	(13,528)	(560)	(2,315.7)
Net income (loss) before financial results and income taxes	(8,558)	4,020	(312.9)
Net income (loss) attributable to the shareholders of Petrobras	(5,804)	2,690	(315.8)
Average Brent crude (US$/bbl)	50.26	63.20	(20.5)
Sales price – Brazil
Average Crude oil (US$/bbl)	49.96	59.05	(15.4)
Production taxes – Brazil	1,881	2,402	(21.7)
Royalties	972	1,087	(10.6)
Special Participation	898	1,303	(31.1)
Retention of areas	11	12	(11.2)

2

In the period Jan-Mar/2020, gross profit for the E&P segment amounted to US$ 4,970 million, an 8.5% increase when compared to the period Jan-Mar/2019, mainly due to higher crude oil and natural gas production and lower lifting costs, partially offset by lower Brent prices.

The US$ 8,558 million loss before financial results and income taxes in the period Jan-Mar/2020 reflects the impairment losses, due to the reduction in expected Brent prices and hibernation of shallow water platforms.

In the period Jan-Mar/2020, the reduction in production taxes was caused by lower Brent prices, compared to the period Jan-Mar/2019.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/20	Jan-Mar/19	Change (%)
Crude oil, NGL and natural gas – Brazil	2,856	2,460	16.1
Crude oil and NGL (mbpd)	2,320	1,971	17.7
Natural gas (mboed)	536	489	9.6
Crude oil, NGL and natural gas – Abroad	54	78	(30.8)
Total (mboed)	2,910	2,538	14.6

Production of crude oil, NGL and natural gas was 2,910 mboed in the period Jan-Mar/2020, representing an increase in production of 14.6%, due to the ramp-up of the seven systems that started-up in 2018 and 2019 in Búzios (P-74, P-75, P-76 and P- 77, which have already reached the projected production capacity), Lula (P-67 and P-69) and Berbigão and Sururu fields (P-68).

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/20	Jan-Mar/19	Change (%)
Sales revenues	15,480	16,135	(4.1)
Gross profit	83	1,230	(93.3)
Income (Expenses)	(914)	(617)	(48.1)
Net income (loss) before financial results and income taxes	(831)	613	(235.6)
Net income attributable to the shareholders of Petrobras	(702)	506	(238.7)
Average refining cost (US$ / barrel) – Brazil	2.26	2.59	(12.7)
Average domestic basic oil products price (US$/bbl)	65.06	73.65	(11.7)

In the period Jan-Mar/2020, Refining, Transportation and Marketing’s gross profit was US$ 83 million, as a result of a sharp reduction in Brent prices in the course of this quarter, which dropped from a US$ 67/bbl average in December, 2019 to a US$ 31.8/bbl average in March 2020, causing a high negative effect of inventory turnover, due to the sale of inventories built up at higher prices.

When comparing to the period Jan-Mar/2019, there were higher volumes and margins in exports of crude oil and fuel oil, arising from the IMO – 2020 standards. In domestic market, there were lower sales volumes, mainly diesel and gasoline, due to the reduction of market share and due to the COVID-19 pandemic, which also had an impact on sales volumes of jet fuel by reduction of air traffic. These effects were partially offset by higher margins in gasoline, LPG, naphtha and jet fuel.

The reduction in net income (loss) before financial results and income taxes in the period Jan-Mar/2020 when compared to the period Jan-Mar/2019 was due to lower gross profit and higher sales expenses, as a result of higher shipping costs.

The refining cost per barrel decreased due to the depreciation of the Real against the U.S. dollar, offset by the increase in personnel costs, due to the strike in February 2020.

Operational information

Thousand barrels per day (mbpd)	Jan-Mar/20	Jan-Mar/19	Change (%)
Total production volume	1,836	1,740	5.5
Total sales volume	1,626	1,737	(6.4)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	79%	75%	5.3
Processed feedstock (excluding NGL)	1,715	1,638	4.7
Processed feedstock	1,763	1,674	5.3
Domestic crude oil as % of total	91%	92%	(1.1)

Processed feedstock in the period Jan-Mar/2020 was 1,763 mbpd, with utilization factor of 79%, and total oil products output of 1,836 mbpd.

Total production of oil products increased by 29% compared to the period Jan-Mar/2019. Jet fuel decreased by 5% compared to the period Jan-Mar/2019.

Diesel and gasoline production in the period Jan-Mar/2020 were lower when compared to the period Jan-Mar/2019, due to reduction in sales in the domestic market, especially from the end of March, reflecting the containment and social distancing initiatives due to the COVID-19 pandemic. In addition to diesel and gasoline, jet fuel sales declined for the same reason.

In the period Jan-Mar/2020, in addition to the scheduled maintenance stoppage at REPLAN, there were also stoppages at units starting at the end of March. These stoppages were decided based on the optimization of results, while fully meeting demand. It should be noted that all refining units will able to return to normal loads as the oil products market recovers.

Oil and oil products inventory levels are being constantly monitored to guarantee maximum operational efficiency and to take advantage of commercial opportunities.

Gas and Power

Financial information

US$ million	Jan-Mar/20	Jan-Mar/19	Change (%)
Sales revenues	2,370	3,208	(26.1)
Gross profit	1,025	907	13.0
Income (expenses)	(673)	(499)	(34.9)
Net income before financial results and income taxes	352	408	(13.7)
Net income attributable to the shareholders of Petrobras	214	248	(13.7)
Average natural gas sales price - Brazil(US$/bbl)	41.44	49.60	(16.5)

In the period Jan-Mar/2020, gross profit for the Gas and Power segment was US$ 1,025 million, an increase of 13.0% when compared to the period Jan-Mar/2019, due to better margins in the sale of natural gas due to lower acquisition costs. The increase in the natural gas commercialization margins offset the decrease in margins in the energy generation segment, due to the lower generation volume and the reduction in contracts in the regulated environment.

In the period Jan-Mar/2020, net income before financial results and income taxes was 13.7% lower when compared to the period Jan-Mar/2019, despite the higher gross profit, due to higher selling expenses with payment of TAG’s tariff, as the sale of 90% of the stake in TAG occurred in June 2019, and to the Brazilian real depreciation.

Operational information

	Jan-Mar/20	Jan-Mar/19	Change (%)
Regulated contracting market sales (Availability) – average MW	2,404	2,788	(13.8)
Free contracting market electricity sales and sales for domestic consumption - average MW	758	1,152	(34.2)
Electricity generation - average MW	1,679	2,406	(30.2)
Difference settlement prices – US$/MWh	42	76	(44.7)
National gas delivered - MM m³/day	47	51	(7.8)
Regasification of liquefied natural gas - million m³/day	7	7	−
Natural gas imports - million m³/day	20	18	11.1
Natural gas sales - million m³/day	72	75	(4.0)

Electricity generation was 1,679 average MW in the period Jan-Mar/2020, a reduction of 30.2% compared to the period Jan-Mar/2019. This reduction was mainly due to the decrease in spot prices, due to the improvement of hydrological conditions in relation to the previous period.

The decrease in the volume of sales in the Regulated Contracting Environment and in the Free Contracting Environment was due to the termination of energy commercialization contracts at the end of 2019.

The volume of natural gas sales was 72 MM m³ / day in the period Jan-Mar/2020, representing a decrease of 4.0% compared to the period Jan-Mar/2019. This reduction is explained by the lower demand from the thermoelectric and non-thermoelectric segments.

In the period Jan-Mar/2020, the lower prices of liquefied natural gas (LNG) in the international market enabled us to choose to increase imports to add to the supply of natural gas. We highlight the signing of the addendum to the gas supply contract with YPFB (Yacimientos Petrolíferos Fiscales Bolivianos), on March 6, 2020. The addendum provides for the reduction of YPFB's supply obligation from 30.08 MM m3 / day to 20 MM m3 / day, allowing the surplus to be marketed directly by YPBF with other market agents in Brazil. With that, we concluded another stage of the TCC (Term of Cessation of Conduct) with CADE (Administrative Council for Economic Defense), the anti-trust authority in Brazil.

GLOSSARY

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA from continuing operations – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets, excluding the discontinued operation relating to the Distribution segment, which is presented in separate line items.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E, intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS. However, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt.

The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

LTM Adjusted EBITDA from continuing operations - LTM Adjusted EBITDA, excluding the discontinued operation relating to the Distribution segment, which is presented in separate line items.

LTM Adjusted EBITDA from discontinued operation - LTM Adjusted EBITDA relating to the Distribution segment, which was discontinued in July 2019.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

OCF – Operating cash flows, or Net cash provided by operating activities.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels businesses, which are now included in the Corporate and other businesses. Thus, comparative information has been reclassified.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer